Exhibit 1

                                         N E W S   R E L E A S E

TALISMAN ENERGY ANNOUNCES 2.3 TCF SALES CONTRACT FOR CORRIDOR GAS IN INDONESIA

Calgary, Alberta – August 9, 2004 – Talisman Energy Inc. announced an agreement for the sale of 2.3 trillion cubic feet of natural gas over a 17-year period from the Corridor production sharing contract (PSC) in Indonesia. ConocoPhillips (Grissik) Ltd. (“CPGL”), as operator of the Corridor PSC, entered into the agreement for the sale of gas to PT Perusahaan Gas Negara (Persero) Tbk (“PGN”), the Indonesian national gas transmission and distribution company. Talisman’s wholly owned subsidiary, Talisman (Corridor) Ltd. (“TCL”), has a 36% interest in the Corridor PSC, CPGL has a 54% interest and Pertamina, the Indonesian state oil and gas company, has a 10% interest.

“Signing this gas sales agreement and the resulting construction of a major pipeline linking the island of Sumatra with major gas markets in West Java will allow Talisman to commercialize substantial incremental volumes of gas from Corridor,” said Dr. Jim Buckee, President & Chief Executive Officer of Talisman. “Even though this volume is a significant amount of gas, current estimates of reserves at Corridor mean we can continue to look for additional large markets.”

The agreement provides for sales of 2.3 trillion cubic feet (tcf) of gas commencing in the first quarter of 2007 at a rate of 170 million cubic feet per day (mmcf/d). Daily contract quantities will plateau at 400 mmcf/d in 2012 until contract expiry. The Buyer’s take-or-pay requirement starts at 80%, increasing to 90% from 2009 until 2023.

The gas will be sold at the Corridor plant gate at a price of US$1.91/mcf (net of pipeline tariffs). TCL’s share of sales will be approximately 810 bcf based on its 36% working interest. Approximately US$192 million (TCL share US$69 million) will be spent at Corridor over the next 24 months to expand plant capacity and drill and tie-in new wells in order to meet the requirements of the agreement.

This natural gas sale to PGN underpins further expansion of gas production and gas processing facilities at the large Suban gas field in the Corridor PSC. The Suban Phase 2 development will be connected to the Corridor PSC’s existing gas processing facilities at Grissik, and the gas will be transported through a pipeline from south Sumatra to Cilegon in West Java. A further pipeline spur will also be built to connect the Grissik to Cilegon pipeline to the Muara Tawar power station east of Jakarta. The establishment of a dual pipeline system to customers in Jakarta and West Java will open up the possibility of additional gas sales into the expanding domestic gas market in Java. The pipelines from Corridor to West Java and Jakarta will be constructed by PGN.

A recent review of reserves in the Corridor PSC increased proved and probable reserves from 5.8 to 8.0 tcf. Total gas under contract from the PSC is now approximately 5.2 tcf leaving sufficient reserves available for additional sales to West Java and other future markets. The exact quantities to be booked as proved will be determined in the 2004 reserves evaluation process. At year-end 2003, Talisman had booked approximately 2.1 tcf of proved and probable reserves in Indonesia (1.0 tcf proved under previous contracts) based on its working interest before royalty.

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate and

  Investor Communications

Phone:  403-237-1196

Fax:      403-237-1210

E-mail: tlm@talisman-energy.com

23-04

Advisory - Forward-looking Statements

This news release contains statements about the estimated timing, volumes and locations of future gas sales, planned capital expenditures, drilling and development, and anticipated future production that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.

Statements concerning gas reserves may also be deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources described can be profitably produced in the future.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements.  These risks include risks inherent in the oil and gas industry, such as operational risks in exploring for, developing and producing natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks. Relevant risks also include, but are not limited to: uncertainties as to the availability and cost of financing; general economic conditions; the effect of acts of, or actions against international terrorism; fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld.

Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company’s Annual Report under the headings  "Management's Discussion and Analysis – Liquidity and Capital Resources", “- Risks and Uncertainties” and “- Outlook for 2004” as well as in Talisman’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Advisory – Reserves Data and Other Oil and Gas Information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman's proved reserves have been calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Probable reserves have been calculated using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress ("SPE/WPC"). Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in Talisman's Annual Information Form. The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. While Talisman annually obtains an independent audit of a portion of its reserves, no independent reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this report.